NO Act

PE 1-16-15



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549


15005124

DIVISION OF
CORPORATION FINANCE

February 19, 20

Michael C. Donlon
Jaeckle Fleischmann & Mugel, LLP
mdonlon@jaeckle.com

Act: 1934
Section:
Rule: 14a-8 (ODS)
Public
Availability: 2-19-15

Re: Servotronics, Inc.
Incoming letter dated January 16, 2015

Dear Mr. Donlon:

This is in response to your letter dated January 16, 2015 concerning the shareholder proposal submitted to Servotronics by Nicholas D. Trbovich, Jr. We also received a letter on the proponent's behalf on February 3, 2015. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Special Counsel

Enclosure

cc: Ralph M. Sherman
Sherman Law Offices
ralph@shermanlawoffices.com

February 19, 2015

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Servotronics, Inc.
Incoming letter dated January 16, 2015

The proposal requests that "a question-and-answer period be included in conjunction with the Servotronics Annual Shareholder Meetings."

There appears to be some basis for your view that Servotronics may exclude the proposal under rule 14a-8(i)(7), as relating to Servotronics' ordinary business operations. Proposals concerning the conduct of shareholder meetings generally are excludable under rule 14a-8(i)(7). Accordingly, we will not recommend enforcement action to the Commission if Servotronics omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,

Evan S. Jacobson
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matter under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholders proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

Ralph M. Sherman, Esq.
31408 Harper Avenue, Suite #355
Saint Clair Shores, MI 48082


Sherman
Law Offices
We're in Business to Help Your Business™

Tel (248) 385-7100
Ralph@shermanlawoffices.com
www.shermanlawoffices.com

Mr Michael C. Donlon, Esq.
Jaeckle, Fleischmann & Mugel, LLP
Avant Building, Suite 900
200 Delaware Avenue
Buffalo, New York 14202-2107

RE: RULE 14A-8 SHAREHOLDER PROPOSAL : SERVOTRONICS INC., STOCK SYMBOL SVT

Dear Mr. Donlon,

On the morning of December 10th, 2014, Servotronics (the "Company") confirmed receipt of a Proxy request from Nicholas Trbovich Jr. (the "Client"). The request was fully compliant administratively under Securities and Exchange Commission Rule 14a-8. To the best of my knowledge, there have been no allegations of eligibility or procedural defects.

Although the Company did not transmit a copy of its response in a manner that allowed the Company to determine when my Client received it, my Client is willing to confirm its receipt. Based on the records received, the Company sent a copy of its response via Federal Express. It was allegedly delivered on Martin Luther King Day, January 19, 2015. The correspondence was left on my Client's doorsteps exposed to the elements outside of his home, which is just outside the city of Buffalo, New York. My Client received the copy after returning from an extended holiday weekend on the following evening, after business hours, on January 20, 2015, nearly 37 days after my client's proxy request.

Regarding the above, my Client does not intend to file a complaint at this time.

While the Company did not file their response promptly, it is interesting to note that the Company took time to selectively paraphrase Rule 14a-8 Staff Legal Bulletin (November 7, 2008) (SLB). The Company stated that, "We are taking this opportunity to inform the proponent that if the proponent elects to submit additional correspondence to the Commission or Staff with respect to this proposal, a copy of that correspondence should be furnished concurrently to the undersigned on behalf of the Company pursuant to Rule 14a-8 (k) and SLB14 D."

The Company failed to inform my Client, the Commission or Staff that the Company had already decided to ignore and violate the very same SLB guidance that they were selectively paraphrasing.

The actual (non-Company paraphrased) SLB states; "In addition, as stated in section G.9 of the SLB No. 14, both the company and the proponent should promptly forward to each other copies of all correspondence provided to us in connection with Rule 14a-8 no-action requests. We encourage companies and proponents to use the same means of transmitting correspondence to each other as they use to transmit to us. For example, if a company transmits correspondence to us via overnight mail, the company should transmit a copy to the proponent via overnight mail as well."

While the Company transmitted their no-action request via email to the office of Chief Counsel Division of Corporation Financial Securities and Exchange Commission (shareholderproposals@sec.gov), my Client received his copy of the correspondence via Federal Express, after business hours more than four (4) days later. My Client will adhere to the Staff guidelines. This correspondence will be transmitted to the Company and the SEC simultaneously via email and through the United States Postal Service.

The Division of Corporation Finance: Staff Legal Bulletin No.14, states that "If a shareholder believes that a company's statement in opposition is materially false or misleading, the shareholder may promptly send a letter to us and the company explaining the reasons for his view, as well as a copy of the proposal and statement of opposition."... **"We encourage shareholders and companies *to work out these differences before contacting us*"** (emphasis added).

One of the purposes of STAFF Legal Bulletin No. 14 is to, "Suggest ways in which both companies and shareholders can facilitate our review of no-action requests." Further, the bulletin states that ..."**When shareholders and companies deviate from this structure or are unable to resolve differences, our time and resources are diverted and the process breaks down."**..."While we are always available to facilitate the fair and efficient application of the rule, **the operations of the rule, as well as the no-action process, suffers when our role changes from an issuer of responses to an arbitrator of disputes.**"

My client strongly believes that the Company's statement in opposition is materially false and misleading. Additionally, the Company did not include ..." other correspondence the company has exchanged with the shareholder proponent" (my Client) "relating to the proposal." My Client also believes that the Company opinion makes "assumptions about the operation of the proposal that are not called for by the language of the proposal."

Staff Legal Bulletin NO. 14 B (CF) (September 15, 2004) reemphasizes that "different language in proposals may result in different no-action responses."

Both my Client and I wish to express our respect for the Division of Corporation Finance's caseload. Because of the above reasons and others, my Client respectfully requests an opportunity to work out differences regarding the 2015 Proxy Proposal with the Company's management, Board of Directors or agent of their choosing. My Client and I believe that the differences with the Company can be worked out very quickly, efficiently and cost effectively.

My Client is willing to meet at any location, at any table, through any interactive communication system (i.e. video conference) at any mutually agreeable time and date, with the assistance of counsel. The Company's willingness to have a very brief conversation will effectively save my Client, the Company and its Shareholders unnecessary legal expense. Additionally, working toward a cooperative agreement will also save unwarranted time and expense on the part of the SEC's Division of Finance. Should this occur, my client would be willing to consider withdrawing his Rule 14a-8 request.

If the Company chooses to decline this invitation to quickly and efficiently resolve the matter, my Client will be prepared to appeal any issuance of a no-action letter within seven days of my Client's receipt of notification.

My Client is hopeful that the Company will accept his invitation and this opportunity. Your prompt response would be appreciated.

If you have any questions, you are welcome to contact me at the above office address, email address or phone number.

Respectfully,



Ralph M. Sherman, Esq.

CC: Office of Chief Counsel, Division of Corporation Finance, SEC
Mr. Nicholas D. Trbovich Jr.

Ralph M. Sherman, Esq. is licensed in the Commonwealth of Massachusetts and the State of Michigan.

REQUEST TO RESOLVE DIFFERENCES

SHAREHOLDER NICHOLAS TRBOVICH JR.

SERVOTRONICS INC. STOCK SYMBOL SVT

FEBRUARY 2, 2015

This correspondence has 9 pages including this cover page, the files named, Shareholder Request to Resolve Differences, Exhibit A (Shareholder request dated December 9, 2014), Exhibit B (Servotronics Inc.'s no-action request) and the cover pages for Exhibit A and Exhibit B.

EXHIBIT A

Shareholder 2015 proxy Request*

* (without attachment)

December 9, 2014

December 9, 2014

Servotronics, Inc.
1110 Maple Street
P.O. Box 300
Elma, New York 14059-0300

Attention: Servotronics and Servotronics Board of Directors

Re: Rule 14(a)-8, Shareholder Proposal

Gentlemen:

My name is Nicholas D. Trbovich, Jr.. I have consistently held at least $2,000 in market value or one percent (1%) of Servotronics' securities entitled to be voted on the proposal at the 2015 Annual Shareholder Meeting for at least one (1) year from the date of this letter. I intend to continue to hold these securities through the date of the 2015 Annual Shareholder Meeting.

Evidence of my ownership is established by reference to the Servotronics 2013 Proxy Statement, along with my specific instructions to not liquidate my ownership. Page 15, note 8 of the 2013 proxy states " This amount includes 30,349 shares allocated to Mr. Trbovich Jr.'s account under the ESOT". Servotronics cannot now, nor in the future involuntarily cash out shares that I earned through Servotronics ESOP unless and until I reach age 62. I was born on *** FISMA & OMB Memorandum M-07-16 *** and currently am 54 years old. My address is *** FISMA & OMB Memorandum M-07-16 *** Servotronics' officers serve as the ESOT's Trustees and can easily confirm the above.

I intend to attend the 2015 Annual Shareholder Meeting.

Proposal

I am requesting that the Servotronics 2015 Proxy include a non-binding shareholder advisory vote that a question-and-answer period be included in conjunction with the Servotronics Annual Shareholder Meetings and that the following supporting information which is less than 500 words long, be included in the proxy material.

Background

It is common practice for publicly traded companies to provide a question and answer period, at least annually during or in conjunction with the company's Annual Shareholder Meeting.

Servotronics provided such opportunity to its shareholders up through the 2012 Annual Meeting. Since that time there has not been any opportunity afforded to ask any questions at the 2013 or 2014 meetings.

On May 25, 2013, a business reporter, David Robinson, wrote in the Buffalo News "....the company's new president disposed with the Annual Meeting in just 4 1/2 minutes without any management presentation and without allowing any questions." The reporter continued..., the president ...." did not make any formal management presentation and did not open the meeting up for any questions thereby cutting off potential discussion but breaking with traditional practice for public companies. "

In addition, the reporter wrote " "There wasn't any questions-and-answer because there wasn't any need for it" Said Edward C. Cosgrove, the Company's newest Director and former Erie County District Attorney, who is also the Trbovich family's long time attorney. Kenneth Trbovich referred all questions to Cosgrove. "There wasn't any necessity for it and there wasn't any request for it." "

Director Cosgrove said the above despite the fact that he, along with each and every other Servotronics director had already received multiple written questions well in advance of the meeting.

Every shareholder deserves the right to ask the Company questions regardless of whether they own 1 share or 100,000 shares.

Very truly yours,

Nicholas D. Trbovich Jr.

EXHIBIT B

Servotronics no-action request*

*(Excluding Shareholder 2015 proxy Request)

Jaeckle | FLEISCHMANN & MUGEL, LLP
Attorneys at Law

Michael C. Donlon
Partner
Direct: 716.843.3881
mdonlon@jaeckle.com

Avant Building | Suite 900
200 Delaware Avenue
Buffalo, NY 14202-2107
Tel: 716.856.0600
Fax: 716.856.0432

COPY

January 16, 2015

VIA E-MAIL: shareholderproposals@sec.gov

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Servotronics, Inc.
Stockholder Proposal of Nicholas D. Trbovich, Jr.
Securities Exchange Act of 1934 - Rule 14a-8

Ladies and Gentlemen:

This letter is to inform you that our client, Servotronics, Inc. (the "Company"), intends to omit from its proxy statement and form of proxy for its 2015 Annual Meeting of Stockholders (collectively, the "2015 Proxy Materials") a stockholder proposal (the "Proposal") and statements in support thereof received from Nicholas D. Trbovich, Jr. (the "Proponent").

Pursuant to Rule 14a-8(j), we have:

- filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the Company intends to file its definitive 2015 Proxy Materials with the Commission; and
- concurrently sent copies of this correspondence to the Proponent.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D (November 7, 2008) ("SLB 14D") provide that stockholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to this Proposal, a copy of that correspondence should be furnished concurrently to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

THE PROPOSAL

The Proposal states:

"I am requesting that the Servotronics 2015 Proxy include a non-binding shareholder advisory vote that a question and answer period be included in conjunction with the Servotronics Annual Shareholder Meetings . . . ."

A copy of the Proposal is attached to this letter as Exhibit A.

BASIS FOR EXCLUSION

We hereby respectfully request that the Staff concur in our view that the Proposal may properly be excluded from the 2015 Proxy Materials pursuant to Rule 14a-8(i)(7) because the Proposal deals with matters relating to the Company's ordinary business operations, specifically the conduct of annual meetings.

ANALYSIS

1. The Company may omit the Proposal pursuant to Rule 14a-8(i)(7) because it deals with a matter relating to the Company's ordinary business operations.

We believe that the Company may exclude the Proposal pursuant to Rule 14a-8(i)(7) because it deals with matters relating to the Company's ordinary business operations-in particular, the conduct of annual meetings.

Rule 14a-8(i)(7) permits the Company to omit from its proxy materials a stockholder proposal that relates to its "ordinary business" operations. According to the Commission's release accompanying the 1998 amendments to Rule 14a-8, the term "ordinary business" "refers to matters that are not necessarily 'ordinary' in the common meaning of the word"; instead the term "is rooted in the corporate law concept providing management with flexibility in directing certain core matters involving the company's business and operations." Exchange Act Release No. 40018 (May 21, 1998) (the"1998 Release"). In the 1998 Release, the Commission stated that the underlying policy of the ordinary business exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." The Commission identified two central considerations that underlie this policy. As relevant here, one of these considerations is that "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight."

The Staff consistently has concurred that proposals attempting to influence the procedures by which a company conducts its annual meetings relate to the company's ordinary business operations and thus are excludable under Rule 14a-8(i)(7). For example, in *Mattel, Inc.* (January 14, 2014), the proposal requested that the company's chairman "answer with accuracy the questions asked by shareholders at the Annual Meeting, providing the questions are legitimate, of relevance to shareholders' interests and ask for answers that do not violate laws or by-laws." The Staff concurred that the company could "exclude the proposal under [R]ule 14a-8(i)(7), as relating to [the company's] ordinary business operations." Similarly, in *Citigroup Inc.* (February 7, 2013), the proposal requested that the company "allocate a reasonable amount of time before and after the annual meeting for shareholder dialogue with [the company's] directors" and in *Bank of America Corporation* (December 22, 2009), the proposal recommended "that all stockholders shall be entitled to attend and speak at any and all Annual Meetings of Stockholders." In each case the Staff concurred that the company could exclude the proposal by noting that "[p]roposals concerning the conduct of shareholder meetings generally are excludable under [R]ule 14a-8(i)(7)." See also *Exxon Mobil Corp.* (March 2, 2005) (concurring in the exclusion of a proposal to provide that a time be set aside on the agenda at each annual meeting for shareholders to ask questions, and receive replies directly from, the nonemployee directors); and *Citigroup Inc.* (January 14, 2004) (concurring in the exclusion of a proposal to provide guidelines as to speakers at the company's annual meetings).

Similar to the foregoing no-action letters, the Proposal seeks to address the means by which the Company conducts its annual meetings. Such matters are well within the ordinary business operations of the Company and clearly do not raise any significant policy concerns. Thus, consistent with Staff precedent, the Proposal may be excluded pursuant to Rule 14a-8(i)(7).

CONCLUSION

On the basis of the foregoing and on behalf of the Company, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2015 Proxy Materials.

We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. If we can be of any further assistance in this matter, please do not hesitate to contact me at (716) 843-3881.

Very truly yours,

JAECKLE FLEISCHMANN & MUGEL, LLP

By: 
Michael C. Donlon

cc: Dr. Nicholas D. Trbovich
Kenneth D. Trbovich

JFM - 1110668v3

Exhibit A

Proponent Proposal
See Attached

December 9, 2014

Servotronics, Inc.
1110 Maple Street
P.O. Box 300
Elma, New York 14059-0300

Attention: Servotronics and Servotronics Board of Directors

Re: Rule 14(a)-8, Shareholder Proposal

Gentlemen:

My name is Nicholas D. Trbovich, Jr.. I have consistently held at least $2,000 in market value or one percent (1%) of Servotronics' securities entitled to be voted on the proposal at the 2015 Annual Shareholder Meeting for at least one (1) year from the date of this letter. I intend to continue to hold these securities through the date of the 2015 Annual Shareholder Meeting.

Evidence of my ownership is established by reference to the Servotronics 2013 Proxy Statement, along with my specific instructions to not liquidate my ownership. Page 15, note 8 of the 2013 proxy states " This amount includes 30,349 shares allocated to Mr. Trbovich Jr.'s account under the ESOT". Servotronics cannot now, nor in the future involuntarily cash out shares that I earned through Servotronics ESOP unless and until I reach age 62. I was born on *** FISMA & OMB Memorandum M-07-16 *** and currently am 54 years old. My address is *** FISMA & OMB Memorandum M-07-16 *** Servotronics' officers serve as the ESOT's Trustees and can easily confirm the above.

I intend to attend the 2015 Annual Shareholder Meeting.

Proposal

I am requesting that the Servotronics 2015 Proxy include a non-binding shareholder advisory vote that a question-and-answer period be included in conjunction with the Servotronics Annual Shareholder Meetings and that the following supporting information which is less than 500 words long, be included in the proxy material.

Background

It is common practice for publicly traded companies to provide a question and answer period, at least annually during or in conjunction with the company's Annual Shareholder Meeting.

Servotronics provided such opportunity to its shareholders up through the 2012 Annual Meeting. Since that time there has not been any opportunity afforded to ask any questions at the 2013 or 2014 meetings.

On May 25, 2013, a business reporter, David Robinson, wrote in the Buffalo News "....the company's new president disposed with the Annual Meeting in just 4 1/2 minutes without any management presentation and without allowing any questions." The reporter continued..., the president ...." did not make any formal management presentation and did not open the meeting up for any questions thereby cutting off potential discussion but breaking with traditional practice for public companies. "

In addition, the reporter wrote " "There wasn't any questions-and-answer because there wasn't any need for it" Said Edward C. Cosgrove, the Company's newest Director and former Erie County District Attorney, who is also the Trbovich family's long time attorney. Kenneth Trbovich referred all questions to Cosgrove. "There wasn't any necessity for it and there wasn't any request for it." "

Director Cosgrove said the above despite the fact that he, along with each and every other Servotronics director had already received multiple written questions well in advance of the meeting.

Every shareholder deserves the right to ask the Company questions regardless of whether they own 1 share or 100,000 shares.

Very truly yours,



Nicholas D. Trbovich Jr.

Jaeckle | FLEISCHMANN & MUGEL, LLP
Attorneys at Law

Michael C. Donlon
Partner
Direct: 716.843.3881
mdonlon@jaeckle.com

Avant Building | Suite 900
200 Delaware Avenue
Buffalo, NY 14202-2107
Tel: 716.856.0600
Fax: 716.856.0432

January 16, 2015

VIA E-MAIL: shareholderproposals@sec.gov

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Servotronics, Inc.
Stockholder Proposal of Nicholas D. Trbovich, Jr.
Securities Exchange Act of 1934 - Rule 14a-8

Ladies and Gentlemen:

This letter is to inform you that our client, Servotronics, Inc. (the "Company"), intends to omit from its proxy statement and form of proxy for its 2015 Annual Meeting of Stockholders (collectively, the "2015 Proxy Materials") a stockholder proposal (the "Proposal") and statements in support thereof received from Nicholas D. Trbovich, Jr. (the "Proponent").

Pursuant to Rule 14a-8(j), we have:

- filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the Company intends to file its definitive 2015 Proxy Materials with the Commission; and
- concurrently sent copies of this correspondence to the Proponent.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D (November 7, 2008) ("SLB 14D") provide that stockholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to this Proposal, a copy of that correspondence should be furnished concurrently to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

THE PROPOSAL

The Proposal states:

"I am requesting that the Servotronics 2015 Proxy include a non-binding shareholder advisory vote that a question and answer period be included in conjunction with the Servotronics Annual Shareholder Meetings . . . ."

A copy of the Proposal is attached to this letter as Exhibit A.

BASIS FOR EXCLUSION

We hereby respectfully request that the Staff concur in our view that the Proposal may properly be excluded from the 2015 Proxy Materials pursuant to Rule 14a-8(i)(7) because the Proposal deals with matters relating to the Company's ordinary business operations, specifically the conduct of annual meetings.

ANALYSIS

1. The Company may omit the Proposal pursuant to Rule 14a-8(i)(7) because it deals with a matter relating to the Company's ordinary business operations.

We believe that the Company may exclude the Proposal pursuant to Rule 14a-8(i)(7) because it deals with matters relating to the Company's ordinary business operations-in particular, the conduct of annual meetings.

Rule 14a-8(i)(7) permits the Company to omit from its proxy materials a stockholder proposal that relates to its "ordinary business" operations. According to the Commission's release accompanying the 1998 amendments to Rule 14a-8, the term "ordinary business" "refers to matters that are not necessarily 'ordinary' in the common meaning of the word"; instead the term "is rooted in the corporate law concept providing management with flexibility in directing certain core matters involving the company's business and operations." Exchange Act Release No. 40018 (May 21, 1998) (the"1998 Release"). In the 1998 Release, the Commission stated that the underlying policy of the ordinary business exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." The Commission identified two central considerations that underlie this policy. As relevant here, one of these considerations is that "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight."

The Staff consistently has concurred that proposals attempting to influence the procedures by which a company conducts its annual meetings relate to the company's ordinary business operations and thus are excludable under Rule 14a-8(i)(7). For example, in *Mattel, Inc.* (January 14, 2014), the proposal requested that the company's chairman "answer with accuracy the questions asked by shareholders at the Annual Meeting, providing the questions are legitimate, of relevance to shareholders' interests and ask for answers that do not violate laws or by-laws." The Staff concurred that the company could "exclude the proposal under [R]ule 14a-8(i)(7), as relating to [the company's] ordinary business operations." Similarly, in *Citigroup Inc.* (February 7, 2013), the proposal requested that the company "allocate a reasonable amount of time before and after the annual meeting for shareholder dialogue with [the company's] directors" and in *Bank of America Corporation* (December 22, 2009), the proposal recommended "that all stockholders shall be entitled to attend and speak at any and all Annual Meetings of Stockholders." In each case the Staff concurred that the company could exclude the proposal by noting that "[p]roposals concerning the conduct of shareholder meetings generally are excludable under [R]ule 14a-8(i)(7)." See also *Exxon Mobil Corp.* (March 2, 2005) (concurring in the exclusion of a proposal to provide that a time be set aside on the agenda at each annual meeting for shareholders to ask questions, and receive replies directly from, the nonemployee directors); and *Citigroup Inc.* (January 14, 2004) (concurring in the exclusion of a proposal to provide guidelines as to speakers at the company's annual meetings).

Similar to the foregoing no-action letters, the Proposal seeks to address the means by which the Company conducts its annual meetings. Such matters are well within the ordinary business operations of the Company and clearly do not raise any significant policy concerns. Thus, consistent with Staff precedent, the Proposal may be excluded pursuant to Rule 14a-8(i)(7).

CONCLUSION

On the basis of the foregoing and on behalf of the Company, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2015 Proxy Materials.

We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. If we can be of any further assistance in this matter, please do not hesitate to contact me at (716) 843-3881.

Very truly yours,

JAECKLE FLEISCHMANN & MUGEL, LLP

By: 
Michael C. Donlon

cc: Dr. Nicholas D. Trbovich
Kenneth D. Trbovich

JFM - 1110668v3

Exhibit A

Proponent Proposal
See Attached

December 9, 2014

Servotronics, Inc.
1110 Maple Street
P.O. Box 300
Elma, New York 14059-0300

Attention: Servotronics and Servotronics Board of Directors

Re: Rule 14(a)-8, Shareholder Proposal

Gentlemen:

My name is Nicholas D. Trbovich, Jr.. I have consistently held at least $2,000 in market value or one percent (1%) of Servotronics' securities entitled to be voted on the proposal at the 2015 Annual Shareholder Meeting for at least one (1) year from the date of this letter. I intend to continue to hold these securities through the date of the 2015 Annual Shareholder Meeting.

Evidence of my ownership is established by reference to the Servotronics 2013 Proxy Statement, along with my specific instructions to not liquidate my ownership. Page 15, note 8 of the 2013 proxy states " This amount includes 30,349 shares allocated to Mr. Trbovich Jr.'s account under the ESOT". Servotronics cannot now, nor in the future involuntarily cash out shares that I earned through Servotronics ESOP unless and until I reach age 62. I was born on *** FISMA & OMB Memorandum M-07-16*** and currently am 54 years old. My address is *** FISMA & OMB Memorandum M-07-16*** Servotronics' officers serve as the ESOT's Trustees and can easily confirm the above.

I intend to attend the 2015 Annual Shareholder Meeting.

Proposal

I am requesting that the Servotronics 2015 Proxy include a non-binding shareholder advisory vote that a question-and-answer period be included in conjunction with the Servotronics Annual Shareholder Meetings and that the following supporting information which is less than 500 words long, be included in the proxy material.

Background

It is common practice for publicly traded companies to provide a question and answer period, at least annually during or in conjunction with the company's Annual Shareholder Meeting.

Servotronics provided such opportunity to its shareholders up through the 2012 Annual Meeting. Since that time there has not been any opportunity afforded to ask any questions at the 2013 or 2014 meetings.

On May 25, 2013, a business reporter, David Robinson, wrote in the Buffalo News "....the company's new president disposed with the Annual Meeting in just 4 1/2 minutes without any management presentation and without allowing any questions." The reporter continued..., the president ...." did not make any formal management presentation and did not open the meeting up for any questions thereby cutting off potential discussion but breaking with traditional practice for public companies. "

In addition, the reporter wrote " "There wasn't any questions-and-answer because there wasn't any need for it" Said Edward C. Cosgrove, the Company's newest Director and former Erie County District Attorney, who is also the Trbovich family's long time attorney. Kenneth Trbovich referred all questions to Cosgrove. "There wasn't any necessity for it and there wasn't any request for it." "

Director Cosgrove said the above despite the fact that he, along with each and every other Servotronics director had already received multiple written questions well in advance of the meeting.

Every shareholder deserves the right to ask the Company questions regardless of whether they own 1 share or 100,000 shares.

Very truly yours,



Nicholas D. Trbovich Jr.